FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2
to
ANNUAL REPORT
of
QUÉBEC
(Name of Registrant)
Date of end of last fiscal year: March 31, 2005
SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
	which registration	exchanges on
Title of issue	is effective	which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and
Exchange Commission:
M. Michel Robitaille
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102
Copies to:

Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Bernard Turgeon Ministère des Finances du Québec 12 rue Saint-Louis Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2005 (the “Annual Report”) as follows:
The following additional exhibits are hereby added to the Annual Report:
Exhibit:
(99.3)	Consolidated Financial Statements (volume 1 of the Public Accounts) of Québec for the year ended March 31, 2005.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 2 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ BERNARD TURGEON

Name:	Bernard Turgeon
Title:	Associate Deputy Minister of Finance
Date: December 19, 2005